

Mail Stop 7010

October 25, 2006

via U.S. mail and facsimile

Karen R. Osar
Executive Vice President and Chief Financial Officer
Chemtura Corporation
199 Benson Road
Middlebury, Connecticut 06749

> **Re: Chemtura Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **File No. 1-15339**

Dear Ms. Osar:

        We have reviewed your response letter dated October 13, 2006 and have the following additional comments. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your discussion of compliance programs and the statement that your sales in Iran and Syria are not prohibited under U.S. law. We also note the statement in the risk factor "We are an international company…" on pages 13 and 14 that "export controls or other regulatory restrictions could prevent us from shipping our products into and from some markets." Please address for us the applicability and impact on your subsidiaries' Iran-related operation of the changes to the Iran and Libya Sanctions Act of 1996 (now the Iran Sanctions Act of 1996) effected by the Iran Freedom Support Act, executed on September 30, 2006. Discuss specifically revised section 5(b) of the Iran Sanctions Act of 1996, which provides for mandatory sanctions with respect to goods, services, technology, or other items exported, transferred or otherwise provided to Iran that would contribute to Iran's ability to acquire or develop certain chemical and biological technologies.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief